                                    FORM 11-K
             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended     December 31, 1997
                          -----------------------------------------------------

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________________ to _____________________

Commission file number _______________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Thrift Incentive Plan

B. Name of issuer of the securities hold pursuant to the plan and the address of its principal executive office:

          Filene's Basement Corp. Stock Fund
          40 Walnut Street
          Wellesley, MA 02181

                              REQUIRED INFORMATION

     The following financial statements shall be furnished for the plan:

     1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

     2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

     3. The statements required by Item 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.

     4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

     Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         Filene's Basement Thrift Incentive Plan
                                         ---------------------------------------
                                                     (Name of Plan)

Date June 30, 1998


                                         /s/ Steven R. Siegel
                                         ---------------------------------------

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                        AS OF DECEMBER 31, 1997 AND 1996
                         TOGETHER WITH AUDITORS' REPORT

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

                                      INDEX



                                                                           PAGE

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                     1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
DECEMBER 31, 1997 AND 1996                                                   2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
INFORMATION, FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996                  3

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                   4-8

SCHEDULE I--ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1997                                                      9

SCHEDULE II--ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE
YEAR ENDED DECEMBER 31, 1997                                                10

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Retirement Plan Committee of the
Filene's Basement, Inc. Thrift Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of the Filene's Basement, Inc. Thrift Incentive Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits, with fund information, for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Boston, Massachusetts
May 29, 1998

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1997 AND 1996


                                                           1997                 1996
INVESTMENTS, AT FAIR VALUE:
   CMA Money Fund                                      $   205,917          $    26,015
   Merrill Lynch RP Trust                                1,759,124            2,052,879
   Merrill Lynch Capital Fund                            2,200,880            2,744,407
   Putnam Growth & Income Fund                           4,028,174            2,875,148
   AIM Value Fund                                        2,609,871            2,463,692
   John Hancock Special Equities Fund Class A            1,542,538            1,764,195
   Filene's Basement Corp. Stock Fund                      117,604              127,578
                                                       -----------          -----------

           Total investments                            12,464,108           12,053,914
                                                       -----------          -----------

RECEIVABLES:
   Contributions receivable-

      Employer                                             201,396              250,490
      Employee                                                  --               62,178
                                                       -----------          -----------

           Total receivables                               201,396              312,668
                                                       -----------          -----------
OTHER ASSETS:
   Accrued income                                              287                  357
                                                       -----------          -----------

           Total other assets                                  287                  357
                                                       -----------          -----------

LIABILITIES:
   Excess employee contributions payable                    38,924              101,927
                                                       -----------          -----------

           Total liabilities                                38,924              101,927
                                                       -----------          -----------

NET ASSETS AVAILABLE FOR BENEFITS                      $12,626,867          $12,265,012
                                                       ===========          ===========


   The accompanying notes are an integral part of these financial statements.

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
         INFORMATION, FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


                                          ------------------------------------ Fund Information -----------------------------------
                                                                                                                         JOHN
                                                                                                                        HANCOCK
                                                            MERRILL        MERRILL        PUTNAM                        SPECIAL
                                            CMA MONEY       LYNCH RP        LYNCH         GROWTH &       AIM VALUE      EQUITIES
                                               FUND          TRUST       CAPITAL FUND   INCOME FUND        FUND       FUND CLASS A
ADDITIONS (DEDUCTIONS):
 Employee contributions                    $ 1,511,444    $        --    $        --    $        --    $        --    $        --
 Employer contributions                             --             --             --             --             --             --
 Net transfers between funds                 1,979,512       (400,323)    (1,033,333)       425,220       (404,542)      (244,834)
 Rollovers                                      83,998             --             --             --             --             --
 Participant withdrawals                    (3,484,337)            --             --             --             --             --
 Return of excess contributions                101,927         (5,080)       (15,738)       (22,029)       (36,057)       (21,716)
 Trustee fees                                  (13,390)            --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------

         Total additions (deductions)          179,154       (405,403)    (1,049,071)       403,191       (440,599)      (266,550)

INTEREST AND DIVIDEND INCOME                       748        111,648        193,535        520,315        265,989            318

NET REALIZED AND UNREALIZED APPRECIATION
(DEPRECIATION) OF INVESTMENTS                       --             --        312,009        229,520        320,789         44,575
                                           -----------    -----------    -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN NET ASSETS          179,902       (293,755)      (543,527)     1,153,026        146,179       (221,657)

BALANCE, BEGINNING OF YEAR                      26,015      2,052,879      2,744,407      2,875,148      2,463,692      1,764,195
                                           -----------    -----------    -----------    -----------    -----------    -----------

BALANCE, END OF YEAR                       $   205,917    $ 1,759,124    $ 2,200,880    $ 4,028,174    $ 2,609,871    $ 1,542,538
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                          ------------------------------------ Fund Information -----------------------------------
                                               FILENE'S
                                               BASEMENT                                 EXCESS
                                             CORP. STOCK  CONTRIBUTIONS    ACCRUED   CONTRIBUTIONS
                                                 FUND      RECEIVABLE      INCOME       PAYABLE        TOTAL 1997        TOTAL 1996
ADDITIONS (DEDUCTIONS):
 Employee contributions                      $      --      $      --      $  --      $      --      $  1,511,444      $  1,401,740
 Employer contributions                             --        201,396         --             --           201,396           250,490
 Net transfers between funds                    (8,675)      (312,668)      (357)            --                --                --
 Rollovers                                          --             --         --             --            83,998            24,239
 Participant withdrawals                            --             --         --        101,927        (3,382,410)       (1,180,944)
 Return of excess contributions                 (1,307)            --         --        (38,924)          (38,924)         (101,927)
 Trustee fees                                       --             --         --             --           (13,390)          (17,485)
                                             ---------      ---------      -----      ---------      ------------      ------------

         Total additions (deductions)           (9,982)      (111,272)      (357)        63,003        (1,637,886)          376,113

INTEREST AND DIVIDEND INCOME                        44             --        287             --         1,092,884           840,298

NET REALIZED AND UNREALIZED APPRECIATION           (36)            --         --             --           906,857           436,555
(DEPRECIATION) OF INVESTMENTS                ---------      ---------      -----      ---------      ------------      ------------


NET INCREASE (DECREASE) IN NET ASSETS           (9,974)      (111,272)       (70)        63,003           361,855         1,652,966

BALANCE, BEGINNING OF YEAR                     127,578        312,668        357       (101,927)       12,265,012        10,612,046
                                             ---------      ---------      -----      ---------      ------------      ------------

BALANCE, END OF YEAR                         $ 117,604      $ 201,396      $ 287      $ (38,924)     $ 12,626,867      $ 12,265,012
                                             =========      =========      =====      =========      ============      ============


   The accompanying notes are an integral part of these financial statements.

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                                DECEMBER 31, 1997


(1)  PLAN DESCRIPTION

     The following description of the Filene's Basement, Inc. Thrift Incentive Plan (the Plan) provides only general information. Refer to the Plan document or the summary Plan description for more complete information. The Plan was established on August 1, 1988 and is a defined-contribution plan, qualified under Section 401(k) of the Internal Revenue Code (IRC), covering substantially all employees of Filene's Basement, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Eligibility

     Each employee may participate in the Plan the first day of the calendar quarter after completing 1,000 hours of service in a 12 consecutive month period.

     Employee Contributions

     Participants may elect to make contributions between 1% and 10%, in whole percentages, of their compensation, on either a pretax or after-tax basis, subject to Internal Revenue Service (IRS) limitations. All participant contributions are 100% vested when made. Participants are permitted to increase or decrease their salary-deferral percentage at the beginning of each calendar quarter, may reallocate their investments between funds at the beginning of each calendar quarter and may choose to terminate contributions at any time.

     Employer Contributions

     The Company contributes to the Plan an amount equal to 20% to 40%, as determined each year at the discretion of the Company, of the first 5% contributed by participants who are employees on the last day of the Plan year (December 31). For the Plan year ended December 31, 1997, the contribution percentage was 20%.

     Vesting

     Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of continuous service as detailed in the following schedule:

         COMPLETED YEARS OF CREDITED SERVICE               PERCENTAGE VESTED

         Less than 1                                               0%
         At least 1 but less than 2                               33
         At least 2 but less than 3                               66
         3 and over                                              100

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                                DECEMBER 31, 1997

                                   (Continued)

     Upon termination from the Plan, a participant's nonvested employer contributions are forfeited and used to reduce subsequent employer contributions.

     Upon the death, disability or retirement of a participant, he or she will be deemed 100% vested in Company contributions and related earnings regardless of actual service.

     Benefits

     Benefits are recorded when paid. Benefits provided by the Plan are paid from net assets available for benefits. A Plan participant is entitled to his or her contributions and related income and his or her vested portion of the Company's contributions and related income at the time of termination. The Plan disburses benefits to participants upon retirement, termination or disability, or to a participant's beneficiary upon death in a lump-sum amount equal to the net value of the participant's account or in a single payment of whole shares of employer stock for the portion of the participant's account invested in the Employer Stock Fund. Participants who joined the Plan prior to January 1, 1995 may elect to receive their benefits in the form of either a single life annuity, a single life annuity over 10 years, a joint and survivor annuity or a monthly annuity. Participants with an account balance of $3,500 or less receive a lump-sum distribution. Participants may be entitled to a hardship withdrawal of their benefits if they qualify under the criteria established by the Plan.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     These financial statements are presented in accordance with the accrual method of accounting. Purchases and sales of investments are reflected on a trade date basis.

     Investments

     Investments are stated at fair value as determined by the trustee of the Plan, Merrill Lynch Trust Company of America. Gains and losses on sales of investments are based on the specific cost of the investments sold. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Investment income is recorded in the year it is earned. Plan expenses are recognized as incurred.

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                                DECEMBER 31, 1997

                                   (Continued)


     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3)  PLAN INVESTMENTS AND TRUSTEE CHANGE

     As of February 1, 1996, there was a change in the Plan's trustee from Fleet Bank, N.A. to Merrill Lynch Trust Company of America. In connection with this change, investment choices for Plan participants were expanded from five to seven.

     At the date of transfer, all participant balances were transferred to the CMA Money Market Fund. Realized gains and losses upon transfer are included in 1996 net investment income. Listed below are the current seven fund types and their strategies.

       FUND TYPE                                             STRATEGY

    CMA Money Fund                Seeks current income, preservation of capital
                                    and liquidity from money market instruments.

    Merrill Lynch RP Trust Seeks current income and preservation of capital through investment in highly rated asset-backed securities.

    Merrill Lynch Capital Fund Seeks the highest investment return by allocating its assets among equity, debt and convertible securities.

    Putnam Growth & Income Fund   Seeks capital growth and current income
                                  primarily through large cap common stocks.

    AIM Value Fund Seeks growth of capital by investing in common stocks undervalued relative to the overall market.

    John Hancock Special
    Equities Fund Class A         Seeks long-term capital appreciation through
                                  investments in common stocks.


    Filene's Basement Corp.
    Stock Fund                    Seeks to increase employee ownership in the
                                  Company through investment in its common stock.

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                                DECEMBER 31, 1997

                                   (Continued)


(4)  TAX STATUS

     The Plan obtained its latest determination letter on October 25, 1995, in which the IRS stated that the Plan was in compliance with the applicable design requirements of the IRC. The Plan has been amended since receiving its determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

(5)  TRUSTEE FEES AND ADMINISTRATIVE EXPENSES

     Trustee fees are paid by the Plan. Administrative expenses are paid by the Company.

(6) PLAN TERMINATION

     Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan, subject to the provisions set forth in ERISA. Upon termination, all participants become 100% vested in their entire account balance.

(7)  INVESTMENTS IN EXCESS OF FIVE PERCENT OF PLAN ASSETS

     The fair value of individual investments representing 5% or more of the Plan's net assets at December 31, 1997 and 1996 are as follows:

                                                  1997           1996

AIM Value Fund                                 $2,609,871     $2,463,692
John Hancock Special Equities Fund Class A      1,542,538      1,764,195
Merrill Lynch Capital Fund                      2,200,880      2,744,407
Putnam Growth & Income Fund                     4,028,174      2,875,148
Merrill Lynch RP Trust                          1,759,124      2,052,879

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                                DECEMBER 31, 1997

                                   (Continued)


(8)  RECONCILIATION OF FINANCIAL STATEMENT TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 1997 and 1996:

                                                                       1997           1996
Net assets available for benefits per the financial                $12,626,867     $12,265,012
statements

Amounts allocated to withdrawing participants                          255,931         252,984
                                                                   -----------     -----------

Net assets available for benefits per the Form 5500                $12,370,936     $12,012,028
                                                                   ===========     ===========

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1997 and 1996:

                                                                          1997           1996

Benefits paid to participants per the financial                        $3,382,410     $1,180,944
statements

Add--Amounts allocated to withdrawing participants                        255,931        252,984
at year-end

Less--Accumulated amounts allocated to withdrawing participants           252,984             --
at year end                                                            ----------     ----------
prior year-end

Benefits paid to participants per the Form 5500                        $3,385,357     $1,433,928
                                                                       ==========     ==========

(9)  LIABILITIES

     Amounts contributed to the Plan from highly compensated employees in excess of the IRS-approved limit were $38,924 in 1997 and $101,927 in 1996. All such amounts were refunded to the participants within the time allowed by the IRS.

                                                                      SCHEDULE I
                                                                   PLAN NO.: 002
                                                              E.I.N.: 04-3016731




                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1997


               DESCRIPTION OF ASSETS               ENDING
                                                  UNITS OF
                                               PARTICIPATION       COST         FAIR VALUE

CMA(a) Money Fund                                   62,933     $    62,933     $   205,917
Merrill Lynch(a) RP Trust                        1,772,185       1,772,185       1,759,124
Merrill Lynch(a) Capital Fund                       63,905       2,014,313       2,200,880
Putnam Growth & Income Fund                        206,168       3,848,713       4,028,174
AIM Value Fund                                      80,514       2,312,297       2,609,871
John Hancock Special Equities Fund Class A          59,529       1,453,845       1,542,538
Filene's Basement Corp. Stock Fund(a)               29,401         265,908         117,604
                                                               -----------     -----------

                                                               $11,730,194     $12,464,108
                                                               ===========     ===========


(a)Represents a party-in-interest to the Plan.


  The accompanying notes are an integral part of these supplemental schedules.

                                                                     SCHEDULE II
                                                                   PLAN NO.: 002
                                                              E.I.N.: 04-3016731



                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

                  ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


     NUMBER OF                      DESCRIPTION OF ASSETS             PURCHASE      SELLING         COST        NET GAIN
   TRANSACTIONS                                                         PRICE        PRICE                       (LOSS)
                   AIM Value Fund-
       31             Purchased                                    $   867,158    $         -   $         -    $      -
       22             Sold                                                   -      1,041,367       870,294     171,073

                   John Hancock Special Equities Fund Class A-
       25             Purchased                                        477,466              -             -           -
       26             Sold                                                   -        743,244       792,330     (49,086)

                   Merrill Lynch(a) RP Trust-
      278             Purchased                                        374,591              -             -           -
       28             Sold                                                   -        655,285       655,285           -

                   Merrill Lynch(a) Capital Fund-
       30             Purchased                                        578,109              -             -           -
       25             Sold                                                   -      1,432,371     1,292,365     140,006

                   Putnam Growth & Income Fund-
       38             Purchased                                      2,035,246              -             -           -
       22             Sold                                                   -      1,111,384       955,561     155,823

                   CMA(a) Money Fund-
      351             Purchased                                      6,901,115              -             -           -
      244             Sold                                                   -      6,864,191     6,864,191           -


(a)Represents a party-in-interest to the Plan.


  The accompanying notes are an integral part of these supplemental schedules.